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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Choice Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Shoal Creek, Suite 100 N
(No. and Street)

RECEIVED FEB 28 2002

Austin (City) Texas (State) 78757 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Itzen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Choice Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



VIVIAN D. JACKSON
MY COMMISSION EXPIRES
APRIL 17, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHOICE INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

CHOICE INVESTMENTS, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Choice Investments, Inc.

We have audited the accompanying statement of financial condition of Choice Investments, Inc., as of December 31, 2001, and the related statements of income, changes in Stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Choice Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 23, 2002

CHOICE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 132,078
Receivable from brokers-dealers and clearing organizations	100,000
Receivable from Parent	22,008
Property and equipment at cost, net of accumulated depreciation of $11,260	21,954
Other assets	5,837
	$ 281,877

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 71,670
	71,670
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $.10 par value, 13,000 shares issued and outstanding	1,300
Additional paid in capital	75,600
Retained earnings	133,307
Total stockholder's equity	210,207
	$ 281,877

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 1,376,164
Interest income	78,391
Revenue from sale of investment company shares	623,432
Other income	50,053
	2,128,040
Expenses	
Compensation and benefits	335,831
Commissions and clearance paid to all other brokers	1,507,784
Communications	109,105
Occupancy and equipment costs	145,734
Losses on error account and bad debts	11,979
Promotional costs	23,426
Regulatory fees and expenses	46,189
Interest expense	1,193
Other expenses	219,343
	2,400,584
Loss before income taxes	(272,544)
Provision for income taxes	-0-
Net loss	$ (272,544)

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2000	13,000	$ 1,300	$ 75,600	$ 405,851	$ 482,751
Net loss				(272,544)	(272,544)
Balance at December 31, 2001	13,000	$ 1,300	$ 75,600	$ 133,307	$ 210,207

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance, at December 31, 2000	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2001	$	-0-

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (272,544)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	11,260
Change in current assets and liabilities:	
Increase in receivable from Parent	(22,008)
Decrease in prepaid expenses	22,425
Increase in other assets	(837)
Decrease in accrued expenses	(297,751)
Decrease in payable to Parent	(212,189)
Net cash provided (used) by operating activities	(771,644)
Cash flows from investing activities	
Purchase of property and equipment	(8,475)
Net cash provided (used) by investing activities	(8,475)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	(780,119)
Cash at beginning of year	912,197
Cash at end of year	$ 132,078

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ 1,193
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Choice Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of Choice Asset Management, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2001 was $14,240 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2001 was $11,260 and is reflected in occupancy and equipment costs.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital of approximately $160,408 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Prior to December 7, 2001 the Company was owned by FundsXpress, Inc. ("Funds") and was included in the consolidated Federal income tax return of Funds. Approximately $270,445 of the current year's net operating loss occurred prior to December 7, 2001 and therefore was included in the consolidated tax return of Funds. The Company at December 31, 2001 has a net operating loss of approximately $2,000 which will be carried forward to offset future taxable income. This net operating loss carryforward will expire in 2016. Deferred income tax assets are approximately $300 and are fully offset by a valuation allowance of $300.

Note 5 - Related Party Transactions

For the year ended December 31, 2001, the Company paid FundsXpress, Inc. management fees of $140,827. This amount is reflected in other expenses.

The Parent has agreed to furnish office space, and various general and administrative expenses to the Company. Payments made to the Parent for these expenses for the year ended December 31, 2001 totaled $50,000 and are reflected in other expenses.

CHOICE INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2001

Note 6 - Concentration Risk

At December 31, 2001, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 7 - Commitment and Contingencies

The Company together with others has been named as a defendant in various arbitration proceedings incidental to its securities business that allege violations of Federal and State securities laws. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2001

Schedule I

CHOICE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total Stockholder's equity qualified for net capital		$ 210,207
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		210,207
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 22,008	
Property and equipment	21,954	
Other assets	5,837	(49,799)
Net capital before haircuts on securities positions		160,408
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 160,408

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 71,670
Total aggregate indebtedness	$ 71,670

Schedule I (continued)

CHOICE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,780
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 110,408
Excess net capital at 1000%	$ 153,241
Ratio: Aggregate indebtedness to net capital	.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's (unaudited) Focus IIA report	$ 186,485
Increases (decreases) due to audit adjustments for:	
Non-allowable assets	(9,543)
Receivable from brokers-dealers and clearing organizations	(14,566)
Miscellaneous unlocated differences	(1,968)
Balance per audited financial statements	$ 160,408

Schedule II

CHOICE INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Choice Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Choice Investments, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 23, 2002